April 6, 2005

Mail Stop 0511

Sam Shlomo Elimelech, President
Andain, Inc.
350 South Center Street, Suite 500
Reno, Nevada  89501

Re:  	Andain, Inc.
       	Registration Statement on Form 10-SB
       	File No. 0-51216
       	File March 24, 2005

Dear Mr. Elimelech:

	We have reviewed only those portions of the above registration statement that relate to management`s experience and securities market disclosure and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

1. Disclose under appropriate caption, any prior blank check experience involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.

2. We direct your attention to the letter of January 21, 2000 to
Mr.
Ken Worm,
            Assistant Director, of the OTC Compliance Unit at the
NASD.  This letter 	indicates our view that the securities issued
by
a blank check company cannot be 	resold 	under rule 144 but
must
be registered under the Securities Act of 1933.  In 	this
regard,
please revise the disclosure under Risk Factors Connected with
Plan
	of Operation/(r) Shares Eligible For Future Sale to omit any
references to sales 	under Rule 144.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure concerning management`s experience and securities markets in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact the undersigned at (202) 942-2999 or Goldie B. Walker (Financial Analyst) at (202) 942-1986 with any other questions.


Sincerely,



Michael E. Karney
Branch Chief (Legal)
Office of Emerging Growth Companies
Division of Corporation Finance








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Sam Shlomo Elimelech, President
Andain, Inc.
April 6, 2005
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